SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 20, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom Clarifies Bovespa’s Request

In response to Bovespa’s request on December 17, 2004, which is free translated below:

“An article posted on Valor Econômico newspaper, issued on 12/17/2004, brings, among other information, that Embratel and Brasil Telecom set an agreement to put an end to the disputes between the two companies related to interconnection tariffs.

We request additional information regarding the content of the article and eventual accounting outcomes, as well as other information considered to be important.”

Brasil Telecom concluded some negotiations with Embratel, related to commercial disputes, resulting in an agreement that established the payment, by Embratel, of approximately R$ 153 million. Roughly 47% were paid to Brasil Telecom already in December. The remaining amount will be paid in the following five months, in installments corrected by CDI – Domestic Interbank Rate.

In the 4Q04, Brasil Telecom’s EBITDA will be positively affected by around R$ 114 million, net of taxes.

The ending of those disputes will allow an improvement in the relationship between Brasil Telecom and Embratel, instantly eliminating the managing cost of such disputes.

Brasil Telecom remains at your disposal for any further clarification.

Brasília, December 20, 2004.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer